

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

May 19, 2008

Mr. Joseph D'Agostino
Chief Financial Officer
Milestone Scientific, Inc.
220 South Orange Avenue
Livingston Corporate Park
Livingston, NJ 07039

> RE: **Milestone Scientific, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 1-14053**

Dear Mr. D'Agostino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2007

Management's Discussion and Analysis, page 16

Liquidity and Capital Resources, page 23

1.   Please revise future filings to discuss significant changes to the components of
        working capital – i.e., individually significant changes in line items. For example,
        we note accounts payable increased significantly over the past year. Please
        address the impact on your working capital. We note that we issued this same
        comment in a Staff's comment letter dated October 12, 2007, to which you
        responded in your response letter dated November 15, 2007 that you would make
        this disclosure in your next Form 10-KSB. We fail to see the disclosure.

Statements of Operations, page F-5

2.   We refer to the loss on disposal of equipment of $241,530 in the year ended
        December 31, 2007. We generally believe that gains and losses resulting from
        write-down or sale of assets previously used in operations should be classified as
        operating items in the income statement. This treatment appears consistent with
        the guidance prescribed by SFAS 144, as well. Accordingly, in future filings
        please classify these items in the operating section of the income statement or tell
        us why you consider the present classification appropriate.

3.   To this regard, please tell us your consideration given to the guidance at
        paragraphs 41 – 44 of SFAS 144 in reporting the disposition of your teeth
        whitening business. Clarify your future disclosures as necessary based on our
        concerns.

Exhibit 31, Certifications

4.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings please do not include the title
        identification of the certifying individual at the beginning of the certification.
        Refer to Item 601 (31) of Regulation S-B.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested

information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant